Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Gatos Silver, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-249782 and 333-249781) on Form S-8 of Gatos Silver, Inc. of our report dated March 29, 2021, with respect to the consolidated balance sheets of Gatos Silver, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Gatos Silver, Inc.
/s/ KPMG LLP
Denver, Colorado
March 29, 2021